Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF OCTOBER 5, 2017

DATE, TIME AND PLACE: On October 5, 2017 at 8:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: Totality of the members, with the Directors stating their positions by email, according to the provision in item 6.7.1 of the Corporate Bylaws.

RESOLUTION UNANIMOUSLY ADOPTED:

Approval of the nomination of Executive Officer ALEXSANDRO BROEDEL LOPES to the position of Investor Relations Officer, in conformity with the provisions of Instruction No. 480/09 of the Brazilian Securities and Exchange Commission.

CONCLUSION: There being nothing further to discuss and since no one wished to state a position, the work of the meeting was concluded, and these minutes were drafted, read and approved. São Paulo (SP), October 5, 2017. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer